UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Amendment No. )*

HUDSON TECHNOLOGIES, INC.

(Name of Issuer)

COMMON STOCK, $.01 PAR VALUE

(Title of Class of Securities)

444144 10 9

(CUSIP Number)

Brian F. Coleman

c/o Hudson Technologies, Inc.

One Blue Hill Plaza

Pearl River, New York 10965

(845) 735-6000

(Name, Address and Telephone Number of Person

Authorized to receive Notices and Communications)

March 12, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 444144-10-9

1.	NAMES OF REPORTING PERSONS. Brian F. Coleman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) Personal Funds (PF)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,612,324
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,612,324
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,612,324
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14.	TYPE OF REPORTING PERSON* IN

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Item 1.	Security and Issuer

This Schedule 13D of Brian F. Coleman is filed with respect to his ownership of the Common Stock, par value $0.01 per share (“Common Stock”), of Hudson Technologies, Inc., a New York corporation (the “Company”), whose principal executive offices are located at P.O. Box 1541, One Blue Hill Plaza, 14th Floor, Pearl River, New York 10965.

Item 2.	Identity and Background

(a)       This Statement is being filed by Brian F. Coleman (the “Reporting Person”).

(b)       The Reporting Person’s business address is c/o Hudson Technologies, Inc., P.O. Box 1541, One Blue Hill Plaza, 14th Floor, Pearl River, New York 10965.

(c)       The Reporting Person is presently employed by the Company and serves as President and Chief Executive Officer, and Chairman of the Board of Directors of the Company.

(d)       The Reporting Person has not, during the last five (5) years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       The Reporting Person has not, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in, or resulted in the Reporting Person being subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Others Consideration.

The source and amount of all funds used for the purchases of the shares reported were the Reporting Person’s personal funds.

Item 4.	Purpose of Transaction.

All Shares reported in this Schedule 13D were acquired by the Reporting Person for investment purposes.

(a)-(j) Depending upon market conditions and other factors that the Reporting Person may deem material to his investment decision, the Reporting Person may make purchases of additional securities of the Company, or may dispose of all or a portion of the securities of the Company that he now owns or hereafter may acquire. Except as set forth in this Item 4, the Reporting Person does not have any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

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Item 5.	Interest in Securities of the Issuer.

(a) The Reporting Person beneficially owns 2,612,324 shares of Common Stock, such ownership consisting of: (i) 495,019 shares of Common Stock, and (ii) options to purchase (A) 910,400 shares of Common Stock at $1.09 per share, (B) 945,000 shares of Common Stock at $0.75 per share, and (C) 261,905 shares of Common Stock at $1.60 per share. All of the options were issued pursuant to the Company’s stock incentive plans. The foregoing shares represent beneficial ownership (calculated in accordance with the rules of the Securities and Exchange Commission) of 5.7% of the Company’s Common Stock. There were 43,385,092 shares of Common Stock outstanding at May 1, 2021 as disclosed in the Company’s Quarterly Report on Form 10-Q filed May 11, 2021.

(b) The Reporting Person has sole power to vote, direct the vote and to dispose of 2,612,324 shares of Common Stock, of which 2,117,305 shares are issuable upon exercise of stock options.

(c) There have been no transactions in the class of securities reported or that were effected during the past sixty days by the Reporting Person.

(d) The Reporting Person affirms that no person other than the Reporting Person has the right to receive, or has power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Stock owned by the Reporting Person.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as described in this Item 6 and in Item 5 above, there are no contracts, arrangements, understandings or relationships with the Reporting Person or any other person with respect to the securities of the Company, including but not limited to transfer or voting of any other securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, divisions of profits or loss or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits.

None.

Forms of Company executive stock option agreements are on file with the Securities and Exchange Commission as exhibits to the Company’s Annual Report on Form 10-K for the year ended December 31, 2020.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 25, 2021

Date

/s/ Brian F. Coleman

Signature

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